UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

The Providence Service Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

743815102

(CUSIP Number)

Christopher Shackelton/Adam Gray

Metro Center

1 Station Place, 7th Floor South

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.   ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,142,846 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,142,846 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,142,846 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0% (1)
14.	Type of Reporting Person (See Instructions) IA

(1)	Includes 376,125 shares of Common Stock that could be obtained upon the conversion of 150,000 shares of the Issuer’s to be issued Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) that the Reporting Persons have an option to acquire (the “Option”). Also includes 1,544,420 shares of Common Stock that could be obtained upon the conversion shares of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,317,655 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,317,655 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,317,655 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.9% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 347,116 shares of Common Stock that could be obtained upon conversion of Series A Preferred Stock to the extent the Option is exercised in full. Also includes 1,377,846 shares of Common Stock that could be obtained upon the conversion shares of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,285,319 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,285,319 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,285,319 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 200,824 shares of Common Stock that could be obtained upon conversion of Series A Preferred Stock to the extent the Option is exercised in full. Also includes 831,491 shares of Common Stock that could be obtained upon the conversion shares of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 508,187 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 508,187 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 508,187 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 29,663 shares of Common Stock that could be obtained upon conversion of Series A Preferred Stock to the extent the Option is exercised in full. Also includes 138,835 shares of Common Stock that could be obtained upon the conversion shares of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Co-Invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 524,149 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 524,149 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 524,149 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 116,629 shares of Common Stock that could be obtained upon conversion of Series A Preferred Stock to the extent the Option is exercised in full. Also includes 407,520 shares of Common Stock that could be obtained upon the conversion shares of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,142,846 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,142,846 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,142,846 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 376,125 shares of Common Stock that could be obtained upon the conversion of 150,000 shares of the Issuer’s to be issued Series A Preferred Stock that the Reporting Persons may acquire pursuant to the Option. Also includes 1,544,420 shares of Common Stock that could be obtained upon the conversion shares of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,142,846 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,142,846 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,142,846 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0%(1)
14.	Type of Reporting Person (See Instructions) IN

(1) Includes 376,125 shares of Common Stock that could be obtained upon the conversion of 150,000 shares of the Issuer’s to be issued Series A Preferred Stock that the Reporting Persons may acquire pursuant to the Option. Also includes 1,544,420 shares of Common Stock that could be obtained upon the conversion shares of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

Explanatory Note: This Amendment No. 6 (this “Amendment”), to the Schedule 13D (the “Initial 13D”) filed by the Filers (as defined below in Item 2) with the U.S. Securities and Exchange Commission (the “Commission”) on July 30, 2012, as amended and supplemented by Amendment No. 1 to the Initial 13D filed on August 20, 2012, Amendment No. 2 to the Initial 13D filed on September 13, 2012, Amendment No. 3 to the Initial 13D filed on November 28, 2012, Amendment No. 4 to the Initial 13D filed on August 15, 2013 and Amendment No. 5 to the Initial 13D filed on October 28, 2014, amends and supplements the items set forth herein.

Item 1. Security and Issuer.

Item 1 is amended and restated in its entirety as follows.

The title of the class of equity securities to which this statement relates to is the Common Stock, $0.001 par value per share (the “Common Stock”) of The Providence Service Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 64 East Broadway Blvd, Tucson, Arizona 85701.

Item 2. Identity and Background.

Item 1 is amended and restated in its entirety as follows.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	As used in this statement, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Coliseum Capital Co-Invest, L.P., a Delaware limited partnership (“CCC”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton, a director of the Issuer (“Shackelton”).

(b)	The business address of the Filers is Metro Center, 1 Station Place, 7th Floor South, Stamford, CT 06902.

(c)	The present principal occupation or employment of each of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

CCM is the investment adviser to CCP, CCP2 and CCC, which are investment limited partnerships. CC is the General Partner of CCP, CCP2 and CCC, and Gray and Shackelton are the managers of CC. Gray and Shackelton are the managers of CCM.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 743815102 (Common Stock)

(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Filers is listed in Row 6 of the cover pages hereto.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is supplemented as follows:

The source and amount of funds used in purchasing the Series A Preferred Stock pursuant to the Rights Offering and the Standby Purchase Agreement (as those terms are defined in Item 4 below) were as follows: [Coliseum to confirm.]

Purchaser	Source of Funds	Amount
CCP	Working Capital	$33,159,900
CCP2	Working Capital	$5,536,800
CCC	Working Capital	$16,251,900
CCM	Affiliate Funds	$6,643,000

Item 4. Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows:

Shackelton is a director of the Issuer and was appointed as Chairman of the Board of Directors of the Issuer effective

November 19, 2012.

On October 23, 2014, the Issuer issued to a separate account managed by CCM (the “Separate Account”), CCP, CCP2, and CCC (collectively, the “Investors”) a 14.0% Unsecured Subordinated Note in aggregate principal amount of $65.5 million (the “Note”). The Note had a maturity date of September 30, 2018 and accrued interest at a rate of 14.0% per annum, subject to additional penalty interest up to an aggregate of 18.5% per annum. Interest from the issuance date to, but excluding, the 120th day after the issuance date, was paid in cash in the amount of $3,014,795 on the issuance of the Note. Thereafter interest was payable by increasing the principal amount of the Note as pay-in-kind interest and was paid quarterly, in arrears. The Issuer used the proceeds from the issuance of the Note to finance, in part, the Issuer’s October 23, 2014 acquisition (the “Matrix Acquisition”) of CCHN Group Holdings, Inc., the parent company of Community Care Health Network, Inc. (dba Matrix Medical Group), pursuant to an Agreement and Plan of Merger, dated as of September 17, 2014. Upon consummation of the Rights Offering and the issuance of Series A Preferred Stock on February 11, 2015, the Note was paid off with the net proceeds received from the Rights Offering.

The foregoing description of the Note is qualified in its entirety by reference to the Note, which is listed as Exhibit 2 to this Amendment and is incorporated herein by reference.

On February 11, 2015, the Issuer completed a registered Rights Offering (the “Rights Offering”), pursuant to which all holders of Common Stock at 5:00 p.m. on January 5, 2015 received non-transferrable subscription rights to purchase their pro rata share of $65.5 million of Series A Preferred Stock at a price of $100.00 per share of Series A Preferred Stock (the “Subscription Price”). The Investors acquired 91,800 shares of Series A Preferred Stock pursuant to their rights as stockholders in the Rights Offering. In connection with the Rights Offering, on October 23, 2014 the Issuer entered into a standby purchase agreement (the “Standby Purchase Agreement”) with the Investors, pursuant to which, among other things, the Investors agreed to purchase, substantially simultaneously with the completion of the Rights Offering, in the aggregate, all of the available Series A Preferred Stock not otherwise sold in the Rights Offering following the exercise of the subscription privileges of holders of Common Stock. As part of the transaction, on October 23, 2014 the Issuer paid the Investors a fee of $2,947,000. In addition, the Investors were granted the Option, which is exercisable within 30 days following the completion of the Rights Offering, to purchase additional Series A Preferred Stock with a value based on the Subscription Price of $100 at a price per share equal to 105% of the Subscription Price (For the avoidance of doubt, if the Option is exercised in full, the Investors would pay an aggregate price of $15.75 million and receive 150,000 shares of Series A Preferred Stock). Pursuant to the Standby Purchase Agreement, the Investors purchased 524,116 shares of Series A Preferred Stock on February 11, 2015.

CUSIP No. 743815102 (Common Stock)

The foregoing description of the Standby Purchase Agreement is qualified in its entirety by reference to the Standby Purchase Agreement, which is listed as Exhibit 3 to this Amendment and is incorporated herein by reference.

In accordance with the certificate of designations for the Series A Preferred Stock, each share of Series A Preferred Stock is initially convertible into approximately 2.5075226 shares of common stock, which is equivalent to the initial liquidation preference of $100.00 (subject to adjustment upon the occurrence of certain events, including being increased in the event quarterly dividends are not paid) (the “Liquidation Preference”) divided by the initial conversion price of $39.88 per share (subject to adjustment upon the occurrence of certain events). If, upon conversion of the Series A Preferred Stock, a holder would be entitled to receive a fractional interest in a share of Common Stock, the Issuer will, upon conversion, pay cash in lieu of such fractional interest.

The 615,916 shares of Series A Preferred Stock purchased by the Investors pursuant to the Rights Offering and the Standby Purchase Agreement is, subject to certain conditions, convertible into approximately 1,544,420 shares of Common Stock. The rules of The Nasdaq Stock Market (“Nasdaq”) require stockholder approval in instances where the issuance of capital stock of the Company causes a change of control (as defined under Nasdaq’s rules), which generally is deemed to occur when a stockholder’s holding of the outstanding voting stock of a company increases to more than 20%. If the Series A Preferred Stock was freely convertible into Common Stock, the issuance of Series A Preferred Stock to the Investors pursuant to Rights Offering and the Standby Purchase Agreement would result in a change of control under Nasdaq’s rules. In order to avoid such change of control, until the Issuer’s stockholders vote to approve this change of control (“Stockholder Approval”), there are restrictions on how and when the Investors may vote and convert their shares Series A Preferred stock into Common Stock. In addition, prior to the stockholder meeting to seek the Stockholder Approval, none of the outstanding shares of Series A Preferred Stock will be convertible into shares of Common Stock. After such stockholder meeting any shares of Series A Preferred Stock (other than shares certain shares held by the Investors if Stockholder Approval is not obtained) may, at the option of the holder, be converted at any time into fully paid and nonassessable shares of Common Stock.

In particular, if Stockholder Approval is not obtained, then the Series A Preferred stock beneficially owned by the Investors and their respective affiliates may not be converted to the extent that after giving effect to such conversion, the Investors and their respective affiliates would beneficially own, in the aggregate, in excess of 19.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion (the “Conversion Cap”). The Conversion Cap will no longer apply to the Series A Preferred Stock beneficially owned by the Investors upon the occurrence of certain events, including, for example, receipt of the Stockholder Approval.

Holders of shares of Series A Preferred Stock are entitled to vote with the holders of shares of Common Stock (and any other class or series that may similarly be entitled to vote with the holders of Common Stock) and not as a separate class, at any annual or special meeting of stockholders of the Issuer, and may act by written consent in the same manner as the holders of Common Stock, on an as-converted basis. However, prior to the receipt of the Stockholder Approval, the convertible preferred stock beneficially owned by the Investors may only be voted to the extent that the aggregate voting power of all of the Issuer’s voting stock that is beneficially owned by the Investors and their respective affiliates does not exceed 19.99% of the aggregate voting power of all of the Issuer’s voting stock outstanding on the applicable record date for determining stockholders who may vote with respect to any proposal (the “Voting Cap”). The Voting Cap will no longer apply to the Series A Preferred Stock beneficially owned by the Investors upon the occurrence of certain events, including, for example, receipt of Stockholder Approval.

CUSIP No. 743815102 (Common Stock)

The Issuer may pay noncumulative cash dividends on each share of Series A Preferred Stock at a rate of 5.5% per annum on the Liquidation Preference then in effect (a “cash dividend”). In the event the Issuer does not declare and pay a cash dividend, the Liquidation Preference on the Series A Preferred stock will increase to an amount equal to the Liquidation Preference in effect at the start of the applicable dividend period, plus an amount equal to such then applicable Liquidation Preference multiplied 8.5% per annum (a “PIK dividend”).

Pursuant to an Exchange Agreement, dated February 11, 2015, between the Investors and the Issuer, if Stockholder Approval is not obtained by November 7, 2015, the shares of Series A Preferred Stock beneficially owned by the Investors that were acquired by them initially and directly (i) in the Rights Offering pursuant to the exercise of the relevant subscription rights, if any, (ii) pursuant to their respective obligations under the Standby Purchase Agreement to purchase unsubscribed shares, and (iii) if exercised, pursuant to the Option, will be exchanged automatically for shares of newly created Series A-1 convertible preferred stock (the “Series A-1 Preferred Stock”), which will be identical to the Series A Preferred Stock, except that the Series A-1 Preferred Stock will pay cash dividends at a rate of 10.5% per annum and PIK dividends at a rate of 13.5% per annum.

The foregoing description of the Exchange Agreement is qualified in its entirety by reference to the Note, which is listed as Exhibit 2 to this Amendment and is incorporated herein by reference.

The Filers acquired the Common Stock and Series A Preferred Stock for investment purposes, and such purposes were made in the Filers’ ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock or the Series A Preferred Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of the Common Stock or the Series A Preferred Stock, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers’ modifying their ownership of the Common Stock and the Series A Preferred Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers reserve the right to formulate other plans and/or make other proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or Series A Preferred Stock or dispose of all Common Stock or Series A Preferred Stock beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

The information relating to the beneficial ownership of Common Stock by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 15,856,177 shares of Common Stock outstanding as of October 23, 2014, as reported in the Issuer’s prospectus relating to the Rights Offering filed with the SEC pursuant to Rule 424(b)(3) on January 6, 2015.

CUSIP No. 743815102 (Common Stock)

The Filers have not effected any transactions in the Common Stock in the sixty days preceding the filing of this Amendment.

The information in Items 4 and 6 is incorporated herein by reference.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP, CCP2, CCC and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP, CCP2 and CCC. Gray and Shackelton are the managers of CC and CCM. CCM may have the right to receive performance-related fees from the Separate Account, and CC may have the right to receive performance-related fees from CCP, CCP2 and CCC.

The information in Item 4 is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

2	14.0% Unsecured Subordinated Note, dated October 23, 2014, issued by The Providence Service Corporation to Coliseum Capital Partners, L.P., Coliseum Capital Partners II, L.P., Blackwell Partners, LLC and Coliseum Capital Co-Invest, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 24, 2014)

3	Standby Purchase Agreement, dated October 23, 2014, by and among Coliseum Capital Partners, L.P., Coliseum Capital Partners II, L.P., Coliseum Capital Co-Invest, L.P. and Blackwell Partners, LLC and The Providence Service Corporation. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 24, 2014)

4	Exchange Agreement, dated February 11, 2015, between the Investors and the Issuer.

CUSIP No. 743815102 (Common Stock)

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2015

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Christopher Shackelton	By	/s/ Adam Gray
	Christopher Shackelton, Manager		Adam Gray, Manager

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL PARTNERS II, L.P.

By:	Coliseum Capital, LLC, General Partner	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray	By:	/s/ Adam Gray
	Adam Gray, Manager		Adam Gray, Manager

COLISEUM CAPITAL CO-INVEST, L.P.		ADAM GRAY

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray	/s/ Adam Gray
	Adam Gray, Manager	Adam Gray

CHRISTOPHER SHACKELTON

/s/ Christopher Shackelton
Christopher Shackelton